Exhibit 99.1

VIQ SOLUTIONS INC.

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP

Ernst & Young LLP

AND TO:	Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument

51102 – Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs/Mesdames:

VIQ Solutions Inc. (the “Corporation”) hereby gives notice that KPMG LLP (the “Former Auditor”) has resigned as the Corporation’s auditor effective September 23, 2022 and that Ernst & Young LLP (the “Successor Auditor”) has been appointed as the Corporation’s auditor effective September 23, 2022 until the next annual meeting of the Corporation.

The Former Auditor resigned at the Corporation’s request during its term of appointment.

The resignation of the Former Auditor and the appointment of the Successor Auditor have been approved by the Audit Committee and the Board of Directors of the Corporation.

There have been no modified opinions expressed in the Former Auditor’s reports on the Corporation’s financial statements for any period during which the Former Auditor was the Corporation’s auditor. There have been no “reportable events” as such term is defined in NI 51-102.

Dated this 29th day of September, 2022.

VIQ SOLUTIONS INC.

Per:	/s/ Alexie Edwards
Name:	Alexie Edwards
Title:	Chief Financial Officer